Exhibit (a)(1)

DIRECTORS' CIRCULAR

RECOMMENDING

REJECTION

OF THE PARTIAL OFFER BY

ICAHN PARTNERS LP AND ICAHN PARTNERS MASTER FUND LP

TO PURCHASE UP TO 29,648,400 (OR APPROXIMATELY 41%) OF THE
OUTSTANDING COMMON SHARES OF

FAIRMONT HOTELS & RESORTS INC.

FOR US$40.00 PER SHARE

DIRECTORS' RECOMMENDATION

THE BOARD OF DIRECTORS OF FAIRMONT HOTELS & RESORTS INC. UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS REJECT THE ICAHN OFFER AND NOT TENDER THEIR COMMON SHARES TO THE ICAHN OFFER.

December 21, 2005

NOTICE TO NON-CANADIAN RESIDENTS

The enforcement of civil liabilities under United States federal securities laws, or under the laws of other non-Canadian jurisdictions, may be adversely affected by the fact that Fairmont Hotels & Resorts Inc. is a Canadian corporation and that a majority of its officers and directors are resident in countries other than the United States, and that all or a substantial portion of the assets of Fairmont Hotels & Resorts Inc. and those persons may be located outside of the United States.

CURRENCY

        All currency amounts referred to in this Directors' Circular are expressed in United States dollars, unless otherwise indicated. On December 20, 2005, the Bank of Canada noon exchange rate was US$0.8522 for C$1.00.

AVAILABILITY OF DISCLOSURE DOCUMENTS

        Fairmont is a reporting issuer or the equivalent in all provinces and territories of Canada and files its continuous disclosure documents and other documents with the Canadian provincial and territorial securities regulatory authorities and with the U.S. Securities and Exchange Commission ("SEC''). Continuous disclosure documents are available at the Canadian securities regulators' System for Electronic Document Analysis and Retrieval ("SEDAR'') website at www.sedar.com and at the SEC's website at www.sec.gov.

ENQUIRIES

        This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Icahn Offer, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Enquiries concerning the information in this document should be directed to Georgeson Shareholder, Fairmont's information agent, toll-free at 1-866-334-3399.

TABLE OF CONTENTS

SUMMARY	1

DIRECTORS' CIRCULAR	3

BACKGROUND TO THE OFFER	5

REJECTION OF ICAHN OFFER RECOMMENDED	7

REASONS FOR REJECTION	7

ALTERNATIVES TO THE OFFER	12

COMPLIANCE OF ICAHN OFFER WITH TAKE-OVER BID RULES	13

SHARE CAPITAL OF FAIRMONT	14

SHAREHOLDER RIGHTS PLAN	14

OWNERSHIP OF SHARES BY DIRECTORS AND OFFICERS OF FAIRMONT	14

PRINCIPAL HOLDERS OF SECURITIES OF FAIRMONT	15

REJECTION OF THE OFFER BY DIRECTORS AND SENIOR OFFICERS OF FAIRMONT	15

TRADING IN SECURITIES OF FAIRMONT	15

ISSUANCES OF SECURITIES OF FAIRMONT	15

OWNERSHIP OF SECURITIES OF THE OFFEROR	15

RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND SENIOR OFFICERS OF FAIRMONT	15

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS BETWEEN FAIRMONT AND ITS DIRECTORS AND SENIOR OFFICERS	16

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL CONTRACTS OF THE OFFEROR	17

MATERIAL CHANGES IN THE AFFAIRS OF FAIRMONT	17

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED	18

OTHER TRANSACTIONS	18

OTHER INFORMATION	18

STATUTORY RIGHTS	18

FORWARD-LOOKING STATEMENTS	18

OTHER MATTERS	19

APPROVAL OF DIRECTORS' CIRCULAR	19

CONSENT OF UBS SECURITIES LLC	20

CONSENT OF AVINGTON INTERNATIONAL	20

CONSENT OF SCOTIA CAPITAL INC	20

CERTIFICATE	21

SCHEDULE A - OPINION OF UBS SECURITIES LLC	A-1

SCHEDULE B - OPINION OF AVINGTON INTERNATIONAL	B-1

SCHEDULE C - OPINION OF SCOTIA CAPITAL INC	C-1

SCHEDULE D - SUMMARY OF RIGHTS PLAN	D-1

SUMMARY

        The information set out below is intended as a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Directors' Circular. All capitalized terms in the summary are defined elsewhere in this Directors' Circular.
Rejection of Icahn Offer Recommended

The Board of Directors of Fairmont has considered the Icahn Offer and has unanimously determined that it is inadequate and not in the best interests of Fairmont and its shareholders (other than Icahn and certain parties related to Icahn). One of the directors, L. Peter Sharpe, has not participated in discussions of the Board of Directors concerning the Icahn Offer as a result of a potential interest on the part of a party related to Mr. Sharpe's employer in a possible alternative transaction with Fairmont.

The Board of Directors unanimously recommends that shareholders REJECT the Icahn Offer and NOT TENDER their Shares to the Icahn Offer. See "Reasons for Rejection''.

Reasons for Rejection

The Board of Directors has carefully considered the Icahn Offer and the unanimous recommendation of the Special Committee of the Board formed to consider the Icahn Offer and alternatives thereto and has received the benefit of advice from its financial and legal advisors. In unanimously concluding that the Icahn Offer is inadequate and not in the best interests of Fairmont and its shareholders (other than Icahn and certain parties related to Icahn), the Board of Directors identified a number of factors as being most relevant, including the following:

  the Icahn Offer seeks to provide Icahn with control of Fairmont, without offering, in the judgment of the Special Committee and the Board of Directors, an appropriate control premium for the Shares purchased or any premium for the Shares not purchased;

  in the opinion of each of Fairmont's Financial Advisors, the Icahn Offer is inadequate, from a financial point of view, to Fairmont shareholders (other than Icahn and certain parties related to Icahn);

  the consideration offered under the Icahn Offer represents a discount to the average trading price of the Fairmont Shares since the announcement of Icahn's intention to make the Icahn Offer;

  as a partial bid, the Icahn Offer is structurally coercive;

  there are risks associated with Icahn's lack of experience in operating a company such as Fairmont;

  if successful, the Icahn Offer will reduce the public float of Fairmont, which could adversely affect the trading price of the remaining Fairmont Shares;

  the timing of the Icahn Offer is opportunistic;

  other offers or alternatives to the Icahn Offer may emerge that could potentially provide shareholders with greater value;

  the Icahn Offer is highly conditional and, therefore, provides little certainty for Fairmont's shareholders; and

  the Icahn Offer fails to comply with the shareholder approved permitted bid requirements of Fairmont's Shareholder Rights Plan.

Actions of the Board of Directors in Response to Icahn Offer

The Special Committee, with the assistance of the Financial Advisors, is actively exploring alternatives to the Icahn Offer, which may include a possible transaction with one or more third parties. As part of this process, Fairmont has provided and may continue to provide confidential financial, operating and other relevant information concerning its business to a number of interested third parties. Preliminary discussions with such third parties are underway. The provision of such information is subject to the terms of confidentiality and standstill agreements. Neither the Special Committee nor the Board has set any deadline for completing the review of strategic alternatives, and may ultimately determine that Fairmont's current business plan is the best means to build and deliver shareholder value.

Actions by Shareholders

The Board of Directors has determined that the Icahn Offer is not in the best interests of shareholders (other than Icahn and certain parties related to Icahn). Fairmont shareholders are advised not to tender their Shares to the Icahn Offer or any other offer until the results of the process initiated by the Board have been determined.

As the Icahn Offer is open for acceptance until 8:00 p.m. (Toronto time) on February 7, 2006, there is no need for Fairmont shareholders to take any action with respect to the Icahn Offer at this time. Tendering into the Icahn Offer could, in the view of the Special Committee and the Board, negatively impact the possibility of a superior alternative emerging for shareholders. If you have already tendered to the Icahn Offer, you can withdraw your Shares by contacting your broker or Georgeson Shareholder, Fairmont's information agent, toll-free at 1-866-334-3399.

Rejection of Icahn Offer by Directors and Senior Officers

The Board of Directors has been informed that, as of the date of this Directors' Circular, none of the directors or senior officers of Fairmont has accepted or intends to accept the Icahn Offer. The directors and senior officers of Fairmont own or exercise control or direction over an aggregate of 1,961,504 Shares (assuming the exercise of all options and other rights to acquire Shares held by such directors and senior officers), or approximately 2.7% of the Shares on a fully-diluted basis (excluding the conversion of Fairmont's outstanding 3.75% convertible notes).

DIRECTORS' CIRCULAR

        This Directors' Circular is issued by the Board of Directors of Fairmont Hotels & Resorts Inc. ("Fairmont'') in connection with the partial offer (the "Icahn Offer'') made by Icahn Partners Fund LP and Icahn Partners Master Fund LP (collectively, "Icahn''), affiliates of Mr. Carl Icahn, to the shareholders of Fairmont to purchase a minimum of 18,112,400 (or approximately 25%) of the outstanding common shares in the share capital of Fairmont (the"Shares'') and a maximum of 29,648,400 (or approximately 41%) of the Shares for consideration of $40 per Share, upon the terms and subject to the conditions set forth in the Icahn Offer and the accompanying circular of Icahn dated December 9, 2005 (the "Offering Circular'').

ABOUT FAIRMONT HOTELS & RESORTS INC.

        Fairmont is a leading North American manager of luxury hotels and resorts. Fairmont currently has 88 luxury and first-class hotels and resorts in two portfolios representing more than 33,000 rooms. Fairmont and its predecessors have operated and owned hotels for over 117 years and Fairmont currently manages properties under the Fairmont and Delta brand names.

        Fairmont traces its history back to the late 1880s, when some of Canada's great railway hotels were built. Assets like The Fairmont Banff Springs hotel, rated as one of the top 500 hotels in the world by Travel & Leisure magazine in 2002, are part of Canada's great railway hotel heritage. For many years, these hotels were operated as CP Hotels within the Canadian Pacific Limited family of businesses which focused on the railway, transportation and related infrastructure across Canada.

        In 1996, with the North American lodging business rapidly expanding, Canadian Pacific Limited recognized an opportunity to create a global luxury hotel company. The decision was taken to significantly expand the business of CP Hotels by leveraging its platform of heritage hotels in Canada. As a result, in 1997, Legacy Hotels Real Estate Investment Trust ("Legacy'') was created with the concurrent sale of 11 of CP Hotels' city-centre hotel properties to the newly formed trust. This important step illustrated two strategies which continue to guide the growth and development of Fairmont today and are fundamental to its future plans. First, the creation of Legacy initiated an important approach to sourcing capital through the sale of assets. Second, the move reflected a strategic objective of migrating the Fairmont business to an operator model with Fairmont's future focussed on management through its world class brands.

        In 1998, the Delta Hotels portfolio was acquired, including 27 Canadian hotels under management or franchise. This acquisition was an important step in securing a significant position in the Canadian marketplace for the broader hotel management business. This was followed by the acquisition of Princess Hotels, a portfolio of seven warm weather resorts in the United States, Mexico, Bermuda and Barbados. This was a significant step in establishing the increasing importance of Fairmont's business outside of Canada.

        In 1999, CP Hotels acquired Fairmont Hotels and the Fairmont brand, including the management of a portfolio of seven U.S. city-centre hotels. CP Hotels then undertook the rebranding of its hotels to take on the Fairmont Hotels & Resorts name, creating a portfolio of significant properties in five countries under a single flag.

        In 2001, Fairmont became a publicly-traded company listed on both the New York Stock Exchange (the "NYSE'') and the Toronto Stock Exchange (the "TSX'').

The strategy of Fairmont, with the objective of maximizing shareholder value, has been to:

  acquire hotels with unfulfilled potential;
  reposition the acquired assets (including investment of necessary capital);
  improve and stabilize the operating performance of the underlying assets; and
  monetize the investment and redeploy the capital where suitable circumstances exist to do so.

        Today the Fairmont portfolio is spread over nine countries (Canada, United States, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and United Arab Emirates) and consists of 88 luxury and first-class hotels and resorts (approximately 33,000 rooms). Fairmont operates under two distinct hotel brands, namely Fairmont Hotels & Resorts (50 properties and 22,080 rooms) and Delta Hotels (38 properties and 11,292 rooms). Fairmont has real estate interests in 26 properties, including 16 wholly-owned properties and several joint venture/partnership properties and vacation ownership properties, large undeveloped land blocks in Toronto and 122 acres of undeveloped land contiguous to Fairmont's hotels (excluding the 65,000 acres at Fairmont Kenauk at Le Château Montebello). In addition, Fairmont has several projects or assets suitable for vacation owner/residential purposes. Fairmont also has a 23.7% ownership interest in Legacy, which owns 24 properties, all of which are managed by Fairmont. In connection with its portfolio, Fairmont also has proprietary spa, retail and golf businesses.

        The Special Committee and the Board of Directors believe that Fairmont's business and its assets are among the most attractive in the global lodging industry. The value of Fairmont includes, in the view of the Special Committee and the Board:
  Emerging Global Luxury Brand. In 1999, Fairmont commenced a significant global brand development program. Since then, the Fairmont brand has grown from seven hotels in one country to 50 hotels in nine countries. In the view of the Special Committee and the Board, Fairmont has a distinct brand positioning and, from a competitive perspective, operates in a unique market niche.

  Quality Real Estate Assets. Fairmont's owned real estate portfolio includes several landmark hotels and world-renowned resorts that make significant contributions to Fairmont's financial performance. Approximately $500 million in capital expenditures has been recently invested to reposition and refurbish these assets and to ensure that their long-term operating performance is enhanced. In addition to the existing hotels, many of Fairmont's properties also include significant undeveloped land holdings, with the potential for development and other value realization activities.

  Operating Leverage. The Special Committee and the Board believe that the operating performance of Fairmont's owned assets has the potential for significant improvement as market conditions improve and the value of invested capital in the assets is realized through various upside factors discussed below:
Portfolio of Assets	Potential Upside Factors
Canada
  The Canadian lodging industry has been adversely affected by exogenous market events and economic factors, including the terrorist acts of September 11, 2001, SARS and the appreciating Canadian dollar
  Fairmont assets currently performing well below historical peak levels
  Fairmont believes it is well positioned in the event that industry recovery builds momentum, as a result of its leading position in luxury hotel segment and fully refurbished assets
  Revenue from new conference facility and guestrooms at The Fairmont Château Lake Louise that opened in 2004

United States
  Potential for significant margin expansion from expected rate growth
  Continued strength of leisure segment should benefit The Fairmont Scottsdale Princess and The Fairmont Kea Lani Maui and The Fairmont Orchid, Hawaii hotels

Bermuda
  Government of Bermuda implementing tourism initiatives to drive demand to the island
  Increased airlift with new carriers and expanded routes
  The Fairmont Hamilton Princess and The Fairmont Southampton hotels extensively renovated and, in Fairmont's judgment, are well positioned in the marketplace
  Potential efficiencies through operating consolidation

Mexico	Acapulco market impacted in 2005 by short-term issues (e.g., weather, elections, peso) which should improve Group demand appears to be strengthening

The value of the Fairmont brand has translated into numerous long-term, incentive-based management contracts. The average remaining life of Fairmont's contracts exceeds 40 years. Under these management contracts, Fairmont earns a base fee that is typically between 2.5% to 3.0% of a property's gross revenues as well as an incentive fee of up to 30% of the property's earnings above an established threshold. As market conditions strengthen and the operating performance of Fairmont's hotels under management improve, the fees Fairmont receives can be expected to grow.

  Development Opportunities. As the Fairmont brand has grown, Fairmont has been afforded increased development opportunities. These include increased management contract opportunities together with new hotel developments targeted at the luxury traveler. In addition to the previously announced transactions in the development pipeline, Fairmont is in negotiations on letters of intent for a number of additional projects.

  Potential Penetration of New Markets. Fairmont also has an opportunity to increase distribution both in North America and internationally. Fairmont is currently represented in 36 markets in North America; however, it is still represented in only 12 of the top 25 travel destinations in the United States. Internationally, Fairmont has entered into two significant European cities, with the management of The Savoy in London and the Fairmont Monte Carlo in Monaco. Fairmont also enjoys increasing recognition in the Middle East due to The Fairmont Dubai. In addition, Fairmont has also recently added five hotels in Africa. Fairmont has targeted 16 key markets in the United States and 29 key markets internationally as strategic locations for brand expansion.

  Management Expertise. Fairmont has significant expertise in managing complex destination assets with multiple lines of business. In addition to its capabilities in the meetings and food and beverage areas, Fairmont has increased its focus on "lifestyle'' businesses such as spas, golf and retail that add to the overall guest experience and improve the operating economics of a more traditional hotel product. Complementing the expertise in these businesses has been the development of capabilities in mixed-use residential projects and vacation ownership. Fairmont's capabilities in these areas are an important factor when competing for new contracts and represent additional fee streams for Fairmont.

  Strategic Partners. A key aspect of Fairmont's growth to date and its future potential is the relationships that have been established with several strategic partners. These partnerships have provided, and in the opinion of the Board of Directors will continue to provide, Fairmont with hotel management opportunities.

  Value in Legacy Investment. There is significant value in Fairmont's 23.7% interest in Legacy. With 24 luxury and first-class hotels and resorts and over 10,000 guestrooms located in destination cities in Canada and the United States, Legacy is the largest owner of luxury and first-class hotels among Canadian lodging real estate investment trusts. In the view of the Special Committee and the Board, Legacy owns the premier assets in many of the markets in which it operates, including such landmark hotels as The Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress, The Fairmont Hotel Vancouver and The Fairmont Olympic Hotel, Seattle. As the various Canadian markets continue their recovery, the growth in the incentive fee portion of Fairmont's fee stream should accelerate. In addition to the incentive fees earned on the individual Legacy-owned hotels, Fairmont also expects to earn income from the Legacy portfolio incentive fee which provides Fairmont an additional participation in the profits of the original portfolio of 11 Legacy hotels purchased from Fairmont.

  Other Investments. Fairmont owns significant undeveloped land, which consists primarily of the Southtown lands in Toronto, Ontario. The Southtown lands are located in downtown Toronto between the financial district and Lake Ontario and are in close proximity to the Air Canada Centre. These parcels of land are zoned for the development of hotel, office and residential use.

BACKGROUND TO THE OFFER

Icahn's Approach

        On November 7, 2005, Mr. Carl Icahn called Mr. William Fatt, Fairmont's Chief Executive Officer, to advise that he intended to make a filing with the SEC disclosing an interest in Fairmont. On November 7, 2005, Mr. Icahn and certain entities affiliated with him disclosed in a joint filing (the "13D Filing'') with the SEC that they had accumulated beneficial ownership of, through the acquisition of Shares and call options to acquire Shares, an aggregate of 6,704,600 Shares representing approximately 9.3% of Fairmont's outstanding Shares during the period from August 24, 2005 to November 7, 2005. Icahn's 13D Filing indicated that Icahn would encourage Fairmont to pursue strategic alternatives to maximize the value of Fairmont for its shareholders and that those alternatives could include, among others, a possible sale of Fairmont or a sale of a portion of Fairmont, such as a sale of Fairmont's owned hotels and non-core assets, and the return of these proceeds to its shareholders, through a dividend or stock repurchase program. Icahn's 13D Filing also disclosed that Mr. Icahn would seek to meet with executives of Fairmont to discuss these matters and that he reserved all rights to pursue alternative courses of action, including, without limitation, seeking to elect persons to Fairmont's Board of Directors. According to a subsequent filing by Icahn, Icahn acquired additional call options to acquire Shares on November 23, 28 and 29, 2005.

        Following Icahn's 13D Filing on November 7, 2005, various expressions of interest were received by Fairmont relating to a sale or strategic transaction involving Fairmont.

        On November 9, 2005, Mr. Fatt called Mr. Icahn to set up a meeting to discuss Icahn's 13D Filing.

        On November 14, 2005, Mr. Fatt met in New York City with Mr. Icahn to discuss his announcement and review the various transactions proposed in the 13D Filing. During this meeting, Mr. Icahn indicated that he would be prepared to acquire a significant stake in Fairmont at $40 per Share, and hypothetically all of the Shares at $40-$42 per Share. He also stated his belief that the value that could be achieved by the sale of Fairmont could significantly exceed such amount.

        On November 17, 2005, the Board of Directors met to consider Mr. Icahn's interest in Fairmont and Mr. Fatt reported to the Board of Directors on his meeting with Mr. Icahn. At that meeting, representatives of UBS Securities LLC and Avington International reported on the progress on shareholder value maximization initiatives.

        Mr. Fatt subsequently spoke to Mr. Icahn on November 22, 2005 indicating in the course of the discussion that no strategic decision had been taken with respect to the future of Fairmont following Icahn's 13D Filing. Mr. Icahn advised that he was considering an offer at $40 per Share to acquire 51% of the Shares.

        At approximately 1:00 p.m. on December 1, 2005, Mr. Icahn telephoned Mr. Fatt and told him that he planned to issue a press release stating an intention to make a partial bid for Fairmont's Shares, but that he would hold off if Mr. Fatt confirmed to him by 4:00 p.m. that afternoon that the Fairmont Board of Directors had decided to put Fairmont up for sale. Mr. Fatt called Mr. Icahn before 4:00 p.m. and indicated that the Board of Directors, which was meeting the next day, could not be expected to make such a decision in such a short period of time. Mr. Icahn called Mr. Fatt later that evening and told him that he would be issuing a press release with respect to a partial bid the following day.

        On December 2, 2005, Icahn announced that they would initiate a partial tender offer and take-over bid for up to 29,648,400 Shares (representing approximately 41% of the outstanding Shares) which, together with the Shares already held by Icahn, then totalling 7,122,600 Shares (representing 9.88% of the outstanding Shares), would constitute approximately 51% of the outstanding Shares of Fairmont. The purchase price to be offered by Icahn was $40 per Share in cash.

Initial Meeting of the Board of Directors

        On the morning of December 2, 2005, the Board of Directors of Fairmont met at a regularly scheduled board meeting at which the announcements by Icahn were discussed. Representatives of McCarthy Tétrault LLP and Skadden, Arps, Slate, Meagher & Flom LLP, Fairmont's Canadian and U.S. legal counsel, respectively, were present at the meeting of the Board of Directors. Representatives of UBS Securities LLC, Avington International and Scotia Capital Inc. (the "Financial Advisors'') were also present at this meeting. At this meeting, the Board of Directors formed a Special Committee consisting of Mr. Peter Godsoe (as Chairman), Mr. David O'Brien, Mr. Stephen Bachand and Mr. Robert Singer to assist the Board in its review of any potential offer by Icahn and any strategic alternatives to the Icahn Offer. A further board meeting was scheduled for December 14, 2005.

Commencement of Icahn Bid

        On December 9, 2005, Icahn formally commenced the Icahn Offer by advertising in The Globe and Mail and the New York Times, delivering a take-over bid circular to Fairmont and filing that take-over bid circular with the applicable securities regulators. Icahn then requested Fairmont's shareholder list, which Fairmont duly provided. The documents filed by Icahn with respect to the Icahn Offer stated that Icahn's intention is to acquire a significant stake in Fairmont in order to cause a sale of Fairmont.

Assessment of Icahn Bid

        On December 11, 2005, the Special Committee held its first meeting to consider the Icahn Offer and the various strategic alternatives available to Fairmont. The Special Committee determined formally to engage each of the Financial Advisors as financial advisors to the Special Committee and the Board of Directors. Representatives of each of such firms participated in the meeting of the Special Committee. The Special Committee also determined to engage Fasken Martineau DuMoulin LLP to act as legal counsel to the Special Committee. The Special Committee received an initial presentation from the Financial Advisors relating to the Icahn Offer. The presentation included a review of certain potential alternatives to the Icahn Offer, noting in particular that the Icahn Offer was a partial bid and the consequential risks to shareholders whose Shares are not acquired in the Icahn Offer. The failure of the Icahn Offer to comply with the Fairmont shareholder rights plan, previously approved by Fairmont's shareholders and which sets out the structural components of an appropriate bid that would be acceptable to shareholders, was also noted.

        On December 14, 2005, the Board of Directors met and, among other things, received a report from the Special Committee and from the Financial Advisors, which addressed, in a preliminary way, potential alternatives to the Icahn Offer. The report also covered possible next steps.

        At the Special Committee meeting held on December 19, 2005, the Special Committee received a presentation from the Financial Advisors, including an update on the status of the efforts to explore opportunities that could potentially provide shareholders with greater value. In their presentation, the Financial Advisors reported to the Special Committee that their respective opinions to be delivered on December 21, 2005 regarding the Icahn Offer would conclude that the Icahn Offer is inadequate, from a financial point of view, to Fairmont shareholders (other than Icahn and certain parties related to Icahn). On the basis of these and other factors described below, the Special Committee determined to recommend to the Board of Directors that the Icahn Offer is inadequate and not in the best interests of Fairmont and its shareholders (other than Icahn and certain parties related to Icahn) and that the Board of Directors recommend that Fairmont shareholders reject the Icahn Offer and not tender their Shares to the Icahn Offer.

        At a meeting of the Board of Directors held on December 21, 2005, each of the Financial Advisors delivered its opinion to the Special Committee and the Board of Directors to the effect that, as of the dates of the opinions and based upon and subject to the matters stated therein, the Icahn Offer is inadequate, from a financial point of view, to the Fairmont shareholders (other than Icahn and certain parties related to Icahn). On the basis of those opinions and other factors described below, and on the basis of the unanimous recommendation of the Special Committee based on the same factors, the Board of Directors unanimously concluded that the Icahn Offer is inadequate and not in the best interests of Fairmont and its shareholders (other than Icahn and certain parties related to Icahn) and that the Board of Directors would recommend that Fairmont shareholders reject the Icahn Offer and not tender their Shares to the Icahn Offer.

REJECTION OF ICAHN OFFER RECOMMENDED

The Board of Directors of Fairmont has considered the Icahn Offer and has unanimously determined that the Icahn Offer is inadequate and not in the best interests of Fairmont and its shareholders (other than Icahn and certain parties related to Icahn) and therefore recommends that shareholders REJECT the Icahn Offer and NOT TENDER their Shares to the Icahn Offer. See "Reasons for Rejection''.

        L. Peter Sharpe has not participated in discussions of the Board of Directors concerning the Icahn Offer as a result of a potential interest on the part of a related party of Mr. Sharpe's employer in a possible alternative transaction with Fairmont.

REASONS FOR REJECTION

        The Board of Directors has carefully considered the Icahn Offer and the unanimous recommendation of the Special Committee of the Board and has received the benefit of advice from its financial and legal advisors. In unanimously concluding that the Icahn Offer is inadequate and not in the best interests of shareholders (other than Icahn and certain parties related to Icahn), the Board of Directors identified a number of factors as being most relevant, including the following:
  The Icahn Offer Seeks to Provide Icahn with Control, Without Offering an Appropriate Change of Control Premium for the Shares Purchased or any Premium for the Shares not Purchased

        The Icahn Offer is a "partial bid'', made for as few as 18,112,400 Shares representing approximately 25% of the outstanding Shares and for not more than 29,648,400 Shares representing approximately 41% of the outstanding Shares. If the maximum number of Shares is taken up under the Icahn Offer, Icahn will own approximately 51% of the outstanding Shares and will therefore have the ability to elect Fairmont's Board of Directors and direct Fairmont's affairs. Assuming all shareholders other than Icahn tender all their Shares to the Icahn Offer, shareholders would receive the Icahn Offer price (which itself offers only a limited premium) for only approximately 46% of their Shares and no consideration for those Shares that are not purchased.

        The Icahn Offer contains a minimum tender condition which provides that Icahn may acquire as few as 18,112,400 Shares, which together with the Shares held by Icahn, equals approximately 35% of the outstanding Shares. The Board of Directors is concerned that the acquisition of the minimum number of Shares may still effectively provide Icahn with negative control over Fairmont and, given the fact there are no other significant shareholders, grant to Icahn veto rights over significant transactions requiring a two-thirds vote of shareholders under applicable law. This could prevent Fairmont from pursuing various transactions, such as a merger, without Icahn's consent.

        In the view of the Special Committee and the Board of Directors, a comparison of the Icahn Offer to premiums paid in recent global and Canadian unsolicited transactions illustrates that the Icahn Offer does not reflect an adequate premium for control of Fairmont, even if it were an offer for all the Shares. Please see the chart below.

Precedent Take-over Premiums(a)

________
Notes:

(a) Precedent take-over premiums based on target's unaffected stock price, generally 20 trading days prior to announcement date.

(b) Source: Thomson Financial and other publicly available information for transactions greater than $1 billion from January 1, 2000 to December 16, 2005.

(c) Source: Thomson Financial and other publicly available information for all closed and pending transactions greater than $500 million from January 1, 2000 to December 16, 2005.

(d) Premium represented by Icahn Offer relative to the closing price of the Fairmont Shares on November 7, 2005, the last trading day prior to the time that Icahn's 13D Filing was made.

(e) Premium represented by Icahn Offer relative to the closing price of the Fairmont Shares 20 trading days prior to December 2, 2005, the date of the announcement of Icahn's intention to make the Icahn Offer.

        The Icahn Offer price represents a premium of only 12% to the closing price for the Shares on the NYSE on November 7, 2005, being the last trading day prior to the announcement that Icahn had acquired approximately 9.3%

of the Shares and a premium of only 14% to the closing price for the Shares on the NYSE 20 trading days preceding December 2, 2005, the date of the announcement of Icahn's intention to make the Icahn Offer. These premiums are below the average premiums paid in comparable transactions. Furthermore, since November 7, 2005, Fairmont's peers (based on an equal-weighted index of Starwood, Marriot, InterContinental and Hilton) have seen share price increases of approximately 8% on average, implying a premium on the Icahn Offer of only 4% (based on the closing price on November 7, 2005) assuming the Shares had risen in trading value in tandem with its peers over the same period.
  The Icahn Offer is Financially Inadequate

        The Special Committee and the Board of Directors have received a written opinion dated December 21, 2005 from each of the Financial Advisors to the effect that, as of such date and based upon and subject to the matters stated in its opinion, the Icahn Offer is inadequate, from a financial point of view to the Fairmont shareholders (other than Icahn and certain parties related to Icahn). Copies of the opinions of the Financial Advisors are annexed to this Directors' Circular as Schedules A, B and C. You are urged to read the opinions carefully and in their entirety.
  The Consideration Offered Under the Icahn Offer Represents a Discount to the Average Trading Price of the Shares Since the Announcement of Icahn's Intention to Make the Icahn Offer

        Since the announcement of Icahn's intention to make the Icahn Offer on December 2, 2005, the Shares have generally traded at prices above the Icahn Offer price. Between the date of that announcement and December 20, 2005, approximately 8.7 million Shares have traded on the NYSE in a range from $40.11 to $40.87 per Share and at an average volume weighted trading price of $40.60 per Share and approximately 1.8 million Shares have traded on the TSX in a range from C$46.45 to C$47.05 per Share and at an average volume weighted trading price of C$46.98 per Share. The Board believes that the performance of the Shares during this period is an indicator that the market believes that the Icahn Offer undervalues the Shares. The closing price of the Shares on the NYSE on December 20, 2005 was $40.18.
  The Icahn Offer is Structurally Coercive

        The Icahn Offer is a "partial bid'', meaning it is an offer to acquire less than all of the Shares. A partial bid structure is inherently coercive because it forces shareholders to make a decision as to whether to accept an offer (and in respect of how many shares), reject such offer, sell into the market or maintain their position without knowing whether and to what extent other shareholders will accept such offer and without knowing the price at which the shares will settle after such offer. A shareholder may feel compelled to deposit to a partial take-over bid which the shareholder may consider inadequate, out of a concern that in failing to do so, the shareholder may be left, if the partial offer is completed, with illiquid or minority discounted shares in a company controlled by a single shareholder, with no assurance as to the value that might ultimately be received by the minority shareholders. Information about the post-bid trading price is material to a shareholder's investment decision since the extent to which any one shareholder can have its shares purchased at the offer price, as opposed to sold in the market at the post-bid settled price, depends on the extent to which other shareholders tender their shares to a partial bid. There is also no assurance that in any follow-up transaction all shareholders will be treated fairly and equally.
  Risks Associated with Icahn's Lack of Experience in Operating a Company such as Fairmont

        If the Icahn Offer is successful, the Icahn Offer will result in a controlling position being acquired by a single group, namely the Icahn related parties, who, to the knowledge of Fairmont, have very limited experience in operating luxury-branded hotels. In light of the fact that a minimum of 49% of the Shares will remain in the hands of public shareholders following the completion of the Icahn Offer, the Board is concerned that this lack of experience could adversely affect the value of such Shares. As a manager of luxury-branded hotels, reputation and experience are crucial elements to help ensure future success.

        While Icahn is proposing to combine Fairmont with other hotel organizations, there can be no assurance that they will be successful or, if they are successful, as to the value to be received for the Shares.

  If Successful, the Icahn Offer will Reduce Fairmont's Public Float which could Adversely Affect Trading Price

        If the maximum number of Shares is taken up under the Icahn Offer, Icahn will own approximately 51% of Fairmont's outstanding Shares (or approximately 44.5% assuming conversion or exercise of all outstanding 3.75% convertible notes and options convertible or exercisable into Shares at prices at or below the Icahn Offer price). The trading price of the Shares remaining in the hands of minority shareholders may be adversely affected for a number of reasons, including the following:

  the resulting significant decrease in the public float may impair the liquidity of the Shares and thereby reduce the number of investors that will be interested in investing in the Shares;
  a smaller public float may result in a less active following of Fairmont's Shares by market research analysts;
  the fact that a controlling or significant position will be held by Icahn may impose a minority discount on the other Shares; and

  the Shares may no longer be included in various stock indexes, including the S&P/TSX60 Index.

Market Capitalization of Float
(Presented for illustrative purposes only)

_______
Notes:

(1) Source: Bloomberg (December 20, 2005).

(2) Based on basic (undiluted) numbers of Shares outstanding.

(3) Share prices as at market close December 20, 2005.

(4) Fairmont post-Icahn Offer figure assumes share price parity and a reduction in the number of Fairmont's publicly floated Shares by 36,771,000, based on Icahn's shareholding of 7,122,600 as at December 9, 2005, and assuming a purchase of 29,648,400 Shares as under the Icahn Offer.

        The Special Committee and the Board of Directors are concerned that the reduced pro forma dollar value of Fairmont's public float versus its peer group, as illustrated by the above chart, may lead to a reduction in the liquidity of the Fairmont Shares and a lower level of equity research analyst coverage.

  Timing of the Icahn Offer is Opportunistic

        The Board of Directors believes that the strategy being employed by Icahn represents an opportunistic attempt to make a short-term profit on its investment in the Shares. The timing of the Icahn Offer takes advantage of recent challenges faced by Canadian hotel companies. The Canadian lodging sector has experienced difficult trading conditions over the last three years due to the global downturn in travel following 9/11, the Iraq war and the outbreak of severe acute respiratory syndrome (SARS) in Canada in 2003. In addition, Fairmont believes that the current strength of the Canadian dollar versus the U.S. dollar has led to a decrease in U.S. travelers to Canada, and a decrease in domestic lodging demand as Canadians use the higher purchasing power of the Canadian dollar to travel outside Canada. The Canadian hotel industry is, in the judgment of the Special Committee and the Board, poised for an improvement in fundamentals driven by the continued recovery from recent challenges, economic growth in both the U.S. and Canada fuelling demand from core markets, and an increase in European and Asian travelers to Canada. Given its important position in the Canadian market, and the strength of its brand, Fairmont believes that it is well positioned to drive improved financial performance and enhance value as a result of any such improvement in Canadian industry fundamentals.

  Other Offers or Alternatives to the Icahn Offer May Emerge That Could Potentially Provide Shareholders with Greater Value

        The Special Committee and the Board of Directors are concerned that tendering Shares into the Icahn Offer before the Board of Directors and its advisors have had the opportunity to fully explore alternatives to the Icahn Offer could interfere with the ability of the Special Committee and the Board to effect a financially superior alternative transaction. The Special Committee, with the assistance of the Financial Advisors, is actively exploring a number of alternatives to the Icahn Offer. Fairmont has recently been solicited by and has initiated contact with a number of parties who have expressed an interest in exploring alternative transactions. Fairmont has entered into confidentiality and standstill agreements with those interested parties and preliminary discussions are in progress.

        Certain of these interested parties have begun to examine confidential financial, operating and other relevant information. While it is not possible to predict what may emerge from these initiatives, the Board of Directors believes Fairmont is potentially attractive to various parties that can realize significant potential synergies. These synergies would not be available to Icahn if the Icahn offerors were successful in completing the Icahn Offer.

  The Icahn Offer is Highly Conditional

        The Icahn Offer is highly conditional for the benefit of Icahn, resulting in substantial uncertainty for Fairmont's shareholders as to whether the Icahn Offer will be completed. In total, there are 15 conditions. Each of these conditions must be satisfied or waived before Icahn will be obligated to take up any Shares deposited under the Icahn Offer. Several of the conditions provide Icahn with broad discretion to determine whether the conditions have or have not been satisfied. Some of the conditions are not subject to materiality thresholds or other objective criteria, but rather provide Icahn with a broad range of grounds upon which they may decline to proceed with the Icahn Offer even if sufficient Shares are deposited to satisfy the Icahn Offer's minimum acceptance condition and the grounds on which the Icahn Offer is terminated present no material risk to Icahn. For example, Icahn can decide not to proceed with the Icahn Offer if any event occurs which might affect the extension of credit by lending institutions in the United States or Canada. Icahn could also decline to complete their offer if there is a material change in any currency exchange rates - not just United States or Canadian currencies. Finally, the Icahn Offer is conditional on Fairmont making no asset acquisitions or dispositions except in the ordinary course, effectively constraining Fairmont from the implementation of its own business plan.

  The Icahn Offer Fails to Comply with Shareholder Approved Permitted Bid Requirements

        The purpose of Fairmont's Shareholder Rights Plan (the "Rights Plan'') is to provide the Board of Directors and Fairmont shareholders with sufficient time to properly consider any take-over bid made for Fairmont and to allow enough time for competing bids and alternative proposals to emerge. The Rights Plan also seeks to ensure that all Fairmont shareholders are treated fairly in any transaction involving a change in control of Fairmont and have an equal opportunity to participate in the benefits of a take-over bid. Unlike most other shareholder rights plans, the Fairmont Rights Plan is considered and approved annually by Fairmont's shareholders. It represents an annual confirmation of what Fairmont shareholders believe a fair take-over bid process should include. Fairmont's Rights Plan was approved by 93.4% of the votes cast by its shareholders on May 3, 2005.

        The Rights Plan encourages potential acquirors to make a Permitted Bid (as defined in the Rights Plan), which does not require the approval of the Board of Directors, or to negotiate the terms of the offer with the Board of Directors. To qualify as a Permitted Bid, a take-over bid must, among other things, be open for at least 60 days, contain an irrevocable condition that it be accepted by the holders of more than 50% of the Shares (other than those held by any shareholder or group of shareholders making a take-over bid) and remain open for at least an additional 10 days following a public announcement that more than 50% of the Shares (other than those held by any shareholder or group of shareholders making a take-over bid) have been tendered to the bid in order to allow all shareholders an opportunity to participate in the bid. The additional 10 day period is designed to allow shareholders facing a partial bid to tender if it appears the partial bid will be successful so as not to be left as potentially part of a minority shareholder group, without having been able to tender any of their Shares. This is an important structural fairness requirement of the Rights Plan, especially in the face of a partial bid. The Icahn Offer ignores this requirement of the Rights Plan and therefore puts Fairmont shareholders under unnecessary pressure to tender. The result is that Fairmont's shareholders will not be able to determine the view of the independent majority as to the fairness of the Icahn Offer. A Permitted Bid would have enabled Fairmont's shareholders to align themselves with the independent majority.

        A Permitted Bid would, among other things, ensure that holders of Shares do not feel compelled to accept a bid out of fear that other shareholders would tender and they would become minority shareholders in a corporation with a new controlling shareholder with significantly less liquidity and without having been paid any take-over premium.

        Icahn was free to make a Permitted Bid as the Rights Plan has formally been approved by shareholders and a copy of the Rights Plan has been publicly filed. Icahn chose not to make a Permitted Bid. Fairmont expects that Icahn may challenge the Rights Plan, notwithstanding that it has been adopted by Fairmont's shareholders to protect the interests of all shareholders.

  Icahn is Seeking Short Term Profit

        The Board of Directors considered the background of Mr. Icahn, his past and current investment practices and his reputation in the investment and business communities. The Board believes that the ultimate purpose of the Icahn Offer is to force a sale of Fairmont in order to provide Icahn with an immediate short-term profit on Icahn's recent investment in Fairmont.
  Significant Increase in Leverage could be Detrimental to Fairmont and its Shareholders

        With respect to a number of other companies in which Icahn-affiliated entities have made investments, Mr. Icahn has urged the company to either split up or significantly increase its leverage, with the proceeds of such leverage being paid to shareholders. Similarly, in the 13D Filing, Mr. Icahn indicated that such a transaction may be one that he would like Fairmont to consider. Fairmont is concerned that an increase in leverage will not increase long-term shareholder value, and could significantly jeopardize the future results of operations. While Mr. Icahn has indicated that his primary purpose would be to have Fairmont combine with another hotel organization, there can be no assurance that he would not follow a similar tactic of increasing leverage should the Icahn Offer be successful.
  Rejection of the Icahn Offer by all of Fairmont's Directors and Senior Officers

        The Board of Directors has been informed that, as of the date of this Directors' Circular, none of Fairmont's directors or senior officers has accepted or intends to accept the Icahn Offer.

ALTERNATIVES TO THE OFFER

        The Special Committee, with the assistance of the Financial Advisors, is actively exploring alternatives to the Icahn Offer, which may include a possible transaction with one or more third parties. As part of this process, Fairmont has provided and may continue to provide confidential financial, operating and other relevant information concerning its business to interested third parties. Preliminary discussions with third parties are underway. The provision of such information is subject to the terms of confidentiality and standstill agreements. Neither the Special Committee nor the Board has set any deadline for completing the review of Fairmont's strategic alternatives, and may ultimately determine that its current business plan is the best means to build and deliver shareholder value.

        The Board of Directors has determined that the Icahn Offer is not in the best interests of shareholders (other than Icahn and certain parties related to Icahn). The Board believes that shareholders, before making any decision to tender to the Icahn Offer, should wait for the results of the Special Committee's efforts to explore the available alternatives. Accordingly, Fairmont shareholders are advised not to tender their Shares to the Icahn Offer or any other offer until the results of this process have been determined. As the Icahn Offer is open for acceptance until 8:00 p.m. (Toronto time) on February 7, 2006, there is no need for Fairmont shareholders to take any action with respect to the Icahn Offer at this time.

        Tendering into the Icahn Offer could negatively impact the possibility of a superior alternative emerging for shareholders. If you have already tendered to the Icahn Offer, you can withdraw your Shares by contacting your broker or Georgeson Shareholder, Fairmont's information agent, toll-free at 1-866-334-3399.

        Under the Icahn Offer, Shares deposited in acceptance of the Icahn Offer may be withdrawn by or on behalf of the depositing shareholder (a) at any time prior to the expiry of the Icahn Offer, (b) if the Shares have not been paid for by Icahn within three business days after having been taken up, or (c) as required by the United States Securities Exchange Act of 1934, as amended, at any time prior to February 7, 2006, provided that the Shares have not been accepted for payment by Icahn prior to the receipt by Icahn's depositary or U.S. forwarding agent, as applicable, of a notice of withdrawal in respect of such Shares. Details with respect to the procedure for effecting a withdrawal of Shares are set forth on pages 24 and 25 of Icahn's Offering Circular.

COMPLIANCE OF ICAHN OFFER WITH TAKE-OVER BID RULES

        The Icahn Offer is required to comply with both U.S. and Canadian securities laws. Under Canadian securities laws, offerors making take-over bids are obligated to observe certain rules with respect to the pricing and structure of their bids. The so-called "pre-bid integration rules'' in applicable Canadian securities laws impose limits on pre-bid purchases to ensure the equal treatment of all shareholders where a take-over bid is made.

        The pre-bid integration rules require, in part, that Icahn must offer to acquire under the Icahn Offer the percentage of Shares that is at least equal to the highest percentage that the number of Shares acquired from a seller in a prior transaction (within 90 days of the Icahn Offer) was of the total number of Shares owned by the seller at the time of the prior transaction. In effect, the rule provides that, subject to limited exceptions, an offeror may not make a partial bid if the offeror voluntarily elected to accumulate shares prior to the bid and does so on what are deemed to be more favourable terms by buying the full position of any particular seller in the pre-bid market.

        The pre-bid integration rules do not apply to trades effected in the normal course on a published market so long as any broker acting for the purchaser or seller does not provide services beyond customary broker's functions and does not receive more than reasonable fees or commissions. Solicitation restrictions also apply. The disclosure in the Offering Circular filed by Icahn discloses that Icahn acquired call options as well as shares in the pre-bid integration period up to November 29, 2005.

        It would appear, based on the disclosure in the Icahn Offer and the 13D Filing, by virtue of their terms and method of negotiation, that the call options may not fit within the normal course exemption for the pre-bid integration rules.

        Canadian securities laws also require Icahn to state the source of funds to be used for payment of the Shares subject to the Icahn Offer and, if such funds are to be borrowed, the terms of the loan, the circumstances under which it must be repaid and the proposed method of payment.

        If the maximum number of Shares are tendered to the Icahn Offer, Icahn will need to raise approximately $1.19 billion in cash to fund the purchase price of those Shares. In their Offering Circular, Icahn states that they can provide all the consideration needed from cash on hand, including margin borrowings under existing brokerage arrangements or from the liquidation of liquid assets. No further disclosure is included in the Offering Circular to describe Icahn's margin borrowing arrangements or the liquidity of the assets of Icahn. Without disclosure of the margin borrowing terms, it is not possible to conclude that adequate arrangements have been made to ensure that the required funds are available to effect payment in full for all of the Shares subject to the Icahn Offer.

        Fairmont intends to request that Canadian securities regulatory authorities request further information in connection with the Icahn Offer to determine compliance with applicable securities law requirements in light of these comments.

SHARE CAPITAL OF FAIRMONT

        The authorized share capital of Fairmont consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. As of December 20, 2005, 72,171,735 Shares are outstanding. In addition, as of December 20, 2005, options to acquire up to 3,355,713 additional Shares that were granted pursuant to Fairmont's employee stock option plans are outstanding. Also, an aggregate of up to 7,156,107 Shares are issuable upon the exercise of the outstanding 3.75% convertible senior notes of Fairmont on certain conditions.

SHAREHOLDER RIGHTS PLAN

        The Icahn Offer does not constitute a Permitted Bid under the Rights Plan. It is possible the Icahn Offer will trigger the Rights Plan which would cause significant dilution to Icahn by permitting shareholders other than Icahn to purchase additional Shares at an attractive price. The Board of Directors intends to permit the Rights Plan to remain in place for so long as it believes that it is in the best interest of Fairmont and its shareholders and such action is consistent and achieves the purposes for which the Rights Plan was adopted by the Fairmont shareholders. A summary of the Rights Plan is set out in the attached Schedule D. That summary only includes the material terms and conditions of the Rights Plan and is qualified and is subject to the full terms and conditions of such agreement, a copy of which is publicly available on the SEDAR website at www.sedar.com.

OWNERSHIP OF SHARES BY DIRECTORS AND OFFICERS OF FAIRMONT

        The following table sets out the names and positions with Fairmont of each director and senior officer of Fairmont and the number, designation and percentage of Shares and options to acquire Shares of Fairmont beneficially owned, directly or indirectly, or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective affiliates and associates:
		Number of	Number of	Percentage of
Name	Position with Fairmont	Shares(1)	Options	Options
STEPHEN E. BACHAND	Director	1,564	16,000	0.5%
CHRISTINE CROSS	Director	—	—	—
WILLIAM R. FATT	Director and Chief Executive Officer	48,022	516,937	15.4%
PETER C. GODSOE	Director	14,500	—	—
MICHAEL J. KOWALSKI	Director	4,000	12,000	0.4%
DAVID P. O'BRIEN	Director	4,785	56,000	1.7%
KAREN M. ROSE	Director	1,000	—	—
JOHN L. SHARPE	Director	2,000	16,000	0.5%
L. PETER SHARPE	Director	1,500	16,000	0.5%
ROBERT S. SINGER	Director	4,250	8,000	0.2%
CHRIS J. CAHILL	President and Chief Operating Officer	36,424	246,606	7.4%
JOHN A. CARNELLA	Executive Vice President and Chief	16,000	100,000	3.0%
	Financial Officer
TERENCE P. BADOUR	Executive Vice President, Law and	18,140	115,387	3.4%
	Administration
MICHAEL F. GLENNIE	Executive Vice President, Real Estate	—	150,000	4.5%
JOHN M. JOHNSTON	Executive Vice President, Europe &	22,450	117,887	3.5%
	Middle East Division
THOMAS W. STOREY	Executive Vice President, Development	28,612	155,504	4.6%
JOHN S. WILLIAMS	Executive Vice President, Operations	14,003	115,387	3.4%
TIMOTHY J. AUBREY	Senior Vice President, Finance	125	60,000	1.8%
STUART M. MILLER	Executive Director, Corporate Services and	—	—	—
	Compliance and Corporate Secretary
BRIAN MCDIARMID	Vice President and Treasurer	225	21,571	0.6%
BRIAN MCDONALD	Vice President and Controller	700	19,925	0.6%
___________
Note:
(1) The number of Shares indicated in the column represents, in each case, less than 1% of the outstanding Shares. This number of Shares does not include deferred share units held by directors and senior officers.

PRINCIPAL HOLDERS OF SECURITIES OF FAIRMONT

        To the knowledge of the directors and senior officers of Fairmont, after reasonable enquiry, as at December 20, 2005, no person owned, directly or indirectly, or exercised control or direction over 10% or more of any class of securities of Fairmont and no person acting jointly or in concert with Fairmont owned any securities of Fairmont.

REJECTION OF THE OFFER BY DIRECTORS AND SENIOR OFFICERS OF FAIRMONT

        Each of the directors and senior officers of Fairmont has indicated that he or she does not intend to deposit his or her Shares (including Shares underlying options held immediately prior to the expiry time of the Icahn Offer) under the Icahn Offer. To the knowledge of the directors and senior officers of Fairmont, after reasonable enquiry, none of his or her affiliates or associates who owns Shares has indicated an intention to accept the Icahn Offer.

TRADING IN SECURITIES OF FAIRMONT

        Except for normal course purchases of Shares pursuant to dividend reinvestment plans and as set out below, during the six months preceding the date hereof, none of Fairmont, the directors or senior officers of Fairmont or, to the knowledge of the directors and senior officers of Fairmont, after reasonable enquiry, any affiliate or associate of such persons, any person holding or exercising control or direction over 10% or more of the Shares or any person acting jointly or in concert with Fairmont, has completed any transaction involving any Shares.
		Number of	Price per
Name	Date of Transaction	Shares	Share	Nature of Transaction
JOHN A. CARNELLA	August 9, 2005	16,000	$ 31.75	Open Market Purchase
PETER C. GODSOE	August 10, 2005	13,000	C$ 38.50	Open Market Purchase
BRIAN MCDIARMID	November 7, 2005	2,000	C$42.0285	Exercise & Sale of Options
BRIAN MCDONALD	November 7, 2005	2,000	C$42.0285	Exercise & Sale of Options

        Pursuant to a normal course issuer bid, Fairmount purchased an aggregate of 2,526,700 Shares between June 21, 2005 and December 21, 2005 ranging in price from $30.08 to $35.45 and at a weighted average price per Share of approximately $31.85.

ISSUANCES OF SECURITIES OF FAIRMONT

        Except for options to acquire Shares granted to directors and senior officers of Fairmont pursuant to Fairmont's employee stock option plans, as set forth in the table below, and except as set forth under "Trading in Securities of Fairmont'', no securities of Fairmont have been issued to the directors or senior officers of Fairmont during the two years preceding the date hereof:
		Options to	Exercise Price
Name	Date of Grant	Acquire Shares (#)	per Share
JOHN A. CARNELLA	February 14, 2005	100,000	$ 30.95
MICHAEL F. GLENNIE	January 11, 2005	150,000	C$40.94

OWNERSHIP OF SECURITIES OF THE OFFEROR

        None of Fairmont or the directors or senior officers of Fairmont or, to their knowledge after reasonable enquiry, any of their respective affiliates or associates, any person or company holding or exercising control or direction over 10% or more of the Shares or any person acting jointly or in concert with Fairmont, owns, directly or indirectly, or exercises control or direction over, any securities of Icahn.

RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS
AND SENIOR OFFICERS OF FAIRMONT

        No agreement, arrangement or understanding has been made, or is proposed to be made, between Icahn and each of their executive officers, directors or affiliates and any of the directors or senior officers of Fairmont or their affiliates relating to any matter, including arrangements, agreements or understandings with respect to compensation for loss of office or as to their remaining in or retiring from office.

        No director, senior officer or affiliate of Fairmont is also a director or senior officer of Icahn or any subsidiary of Icahn.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS
BETWEEN FAIRMONT AND ITS DIRECTORS AND SENIOR OFFICERS

        Except as described below, no arrangement, agreement or understanding has been made or is currently proposed to be made between Fairmont and any of its directors or senior officers, and, to the knowledge of those directors and senior officers after reasonable enquiry, none of their affiliates or associates, with regard to any payment or other benefit to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Key Employee Stock Option Plan

        Under Fairmont's Key Employee Stock Option Plan ("KESOP''), were the Icahn Offer to succeed, a "change of control'' of Fairmont would have occurred. All options granted under the KESOP which were not yet exercisable at the date of consummation of the Icahn Offer could be exercised for the purpose of tendering into the Icahn Offer. As a result, a total of 473,348 options would become exercisable (in addition to the options presently exerciseable), of which 318,144 are held by executive officers of Fairmont. The numbers of unvested options which would so vest for Messrs. Fatt, Cahill, Storey, Williams and Carnella (the "Named Executive Officers'') and all executive officers of Fairmont as a group are, respectively: Mr. Fatt, nil, Mr. Cahill, 16,143, Mr. Storey, 11,003, Mr. Williams, 7,756, and Mr. Carnella, 100,000; and all executive officers as a group (including the Named Executive Officers), 473,348, at an average per share exercise price of $n/a, $36.97, $36.97, $36.97, $30.95, $30.95 and $36.86, respectively.

Key Employee Long-Term Incentive Plan

        Under Fairmont's Key Employee Long-Term Incentive Plan ("KELTIP''), were the Icahn Offer to succeed, a "change of control'' of Fairmont would have occurred. All Units granted under the KELTIP in 2003 and 2004 would accelerate and the persons granted Units would be entitled to be paid amounts as calculated under the KELTIP within 30 days of the date of the change of control. Under the KELTIP, a total of 171,484 Restricted Share Units and 171,484 Performance Share Units have been granted. The numbers of Restricted Share Units which would accelerate for the Named Executive Officers and all executive officers of Fairmont as a group are, respectively: Mr. Fatt, 69,612.190, Mr. Cahill, 32,273.922, Mr. Storey, 18,527.626, Mr. Williams, 9,618.847, and Mr. Carnella, 6,922.262; and all executive officers as a group (including the Named Executive Officers), 172,074.927. The numbers of Performance Share Units which would accelerate for the Named Executive Officers and all executive officers of Fairmont as a group are, respectively: Mr. Fatt, 69,612.190, Mr. Cahill, 32,273.922, Mr. Storey, 18,527.626, Mr. Williams, 9,618.847, and Mr. Carnella, 6,922.262; and all executive officers as a group (including the Named Executive Officers), 172,074.927. Each Restricted Share Unit would have a value at the date of the change of control equal to the average of the closing prices of a Share on the TSX for the 20 trading days before the date of the change of control, so the amount to be paid in respect of each Restricted Share Unit would only be calculable on the date of a change of control. The amount to be paid in respect of each Performance Share Unit would only be calculable at the date of the change of control, as that amount is determined with reference to the extent to which the total shareholder return of Fairmont during the period from the date of grant of the Units to the date of payment exceeds target levels stipulated at the time of the grant. These total shareholder return targets take into account the total shareholder return of a comparator group of North American companies which includes competitors of Fairmont in the hospitality industry. Units granted in each of 2003 and 2004 ranged in value from 100% of base salary to 275%, in the case of Mr. Fatt. Units granted under the KELTIP in 2005 will not accelerate as a result of a change in control of Fairmont and thus no amounts will be payable in respect of such Units as a result solely of a change of control of Fairmont.

Change of Control Agreements

        Fairmont has not entered into any change of control agreements with its executive officers and other senior officers in connection with the Icahn Offer. Fairmont had previously entered into change of control agreements with each of Messrs. Fatt, Cahill, Storey, Williams, Carnella, Badour, Glennie and Johnston. Pursuant to each of these agreements, the consummation of the Icahn Offer would constitute a change of control of Fairmont. Under these agreements, each of these executives is entitled to receive severance benefits if a change in control of Fairmont occurs and, within the three-year period following the change in control, the individual's employment is terminated by Fairmont other than for cause, disability, retirement or death, or by the individual for defined reasons such as a sale of all or substantially all the assets of Fairmont, a change in responsibilities or a reduction in salary or benefits. In such event, each of these senior officers will receive: accrued salary to termination; 24 months' salary, and in the case of Mr. Fatt, 36 months' salary; amounts in respect of the short term incentive plan (including amounts in lieu of continued participation in such plan for the 24 or 36 month period, as applicable), key employee long term incentive plan, deferred share units, key employee stock option plan (as such plans are described in Fairmont's management proxy circular dated March 1, 2005 under the sections entitled "Executive Compensation'' and "Report on Executive Compensation'' which sections are incorporated by reference herein), as applicable; life and health insurance plan for up to 24 months and in the case of Mr. Fatt, 36 months; pay for vacation not taken; career counselling until new employment is found, and financial counselling, cost of annual physical examination and club fees for up to 24 months and in the case of Mr. Fatt, 36 months, or a lump sum payment equal to three times these perquisites in the termination year; an option to purchase company car, plus expenses for its use for up to 24 months, and in the case of Mr. Fatt, 36 months; lump sum payment equal to the present value of any housing loan; assistance for relocating in next 12 months, including a lump sum payment for loss of market value; a lump sum for professional membership fees for up to 24 months and in the case of Mr. Fatt, 36 months; lump sum payment equivalent to pension benefits and retirement arrangements and to non-registered pension benefits, including 24 months' additional service and, in the case of Mr. Fatt, 36 months; and legal fees and expenses arising from termination. The current annual salary of the Named Executive Officers and all executive officers as a group for purposes of these change of control agreements, are: Mr. Fatt, $772,500; Mr. Cahill, $437,750; Mr. Storey, $396,550; Mr. Williams, $293,550; and Mr. Carnella, $300,000; and all executive officers as a group (including the Named Executive Officers), $3,114,600. None of these senior officers is required to mitigate the amount of any payment provided for by seeking other employment or otherwise, and neither will the amount of any payment or benefit be reduced by any compensation earned by the individual with another employer or self-employment. Pursuant to these agreements, Fairmont maintains letter of credit arrangements held in trust for the benefit of the executives for the purpose of ensuring the payment of the amounts payable under these agreements.

Deferred Share Unit Plan for Directors

        Under the Fairmont Deferred Share Unit Plan for Directors (the "DSU Plan'') (as such plan is described in Fairmont's management proxy circular dated March 1, 2005 under the section entitled "Board of Directors' Attendance and Compensation - Compensation of Directors - Directors' Deferred Share Unit Plan'', which section is incorporated herein by reference), when directors of Fairmont cease to be directors, they are entitled to receive payments in respect of deferred share units ("DSUs'') granted to them under the DSU Plan. If the Icahn Offer is successful and directors were to cease to be directors thereafter, each such director would be entitled to receive on the date specified by the director prior to December 15 of the first calendar year after the date on which the director ceased to be a director, an amount for each DSU equal to the closing price of a Share on the TSX on the date the director ceased to be a director. As of December 20, 2005, Fairmont's non-executive directors hold an aggregate of 68,271 DSUs.

Senior Management Long-Term Incentive Plan

        Certain senior officers of Fairmont, other than executive officers, are eligible to participate in Fairmont's Senior Management Long-Term Incentive Plan ("SMLTIP'') for senior management employees. Rather than having all grants vest on December 31, 2008, in order to facilitate retention of key employees, Fairmont intends to make its annual grants under the SMLTIP in January, 2006 and provide that 50% of amounts granted under the SMLTIP in January 2006 will vest on December 31, 2006, with the balance of grants vesting on December 31, 2008. In addition, all grants under SMLTIP will vest immediately if a "change of control'' occurs and the employment of a grantee is terminated during this three year period. Were the Icahn Offer to succeed, a "change of control'' of Fairmont would have occurred.

INTERESTS OF DIRECTORS AND OFFICERS IN MATERIAL CONTRACTS OF THE OFFEROR

        None of the directors and senior officers of Fairmont and their affiliates or associates and, to the knowledge of such directors and senior officers after reasonable enquiry, no person holding or exercising control or direction over 10% or more of the Shares has any interest in any material contract to which Icahn is a party.

MATERIAL CHANGES IN THE AFFAIRS OF FAIRMONT

        Except as publicly disclosed or as otherwise described or referred to in this Directors' Circular, the directors and senior officers of Fairmont are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Fairmont since September 30, 2005, being the date of the last published unaudited interim consolidated financial statements of Fairmont.

PERSONS OR ASSETS EMPLOYED, COMPENSATED OR USED

        Each of UBS Securities LLC, Avington International and Scotia Capital Inc. were retained to render financial advisory services to the Board and the Special Committee in connection with the analysis and consideration of, and response to, the Icahn Offer. Fairmont will pay each of the above financial advisors reasonable compensation for their services and will reimburse each of them for their reasonable out-of-pocket expenses. Fairmont has agreed to indemnify each of the above financial advisors against certain liabilities arising out of or in connection with their engagement.

        Fairmont has retained Georgeson Shareholder to assist it in connection with its communications with shareholders with respect to the Icahn Offer. Georgeson Shareholder will receive reasonable compensation for its services and reimbursement for its reasonable out-of-pocket expenses. Fairmont has agreed to indemnify Georgeson Shareholder against certain liabilities arising out of or in connection with the engagement.

        Fairmont has also retained Citigate Sard Verbinnen and Environics Communications Inc. as its public relations advisors (the "Public Relations Advisors'') in connection with the Icahn Offer and certain related matters. Fairmont will pay each of the Public Relations Advisors reasonable compensation for their services and will reimburse them for their reasonable out-of-pocket expenses. Fairmont has agreed to indemnify each of the Public Relations Advisors against certain liabilities arising out of or in connection with the engagement.

        Except as set forth above, neither Fairmont nor any person acting on its behalf has employed, retained or agreed to compensate any person making solicitations or recommendations to shareholders in connection with the Icahn Offer.

OTHER TRANSACTIONS

        Preliminary discussions involving Fairmont are currently underway in response to the Icahn Offer which relate to or may result in an offer being made for the Shares; however, no agreement in principle has been reached as of the date hereof and it is the opinion of the Board of Directors that any disclosure of the possible terms of any such transaction or proposal, or the parties thereto, would jeopardize the continuation of any discussion or negotiations that Fairmont may conduct. Accordingly, no such disclosure will be made.

OTHER INFORMATION

        Except as disclosed in this Directors' Circular, there is no information that is known to the directors of Fairmont that would reasonably be expected to affect the decision of the shareholders to accept or reject the Icahn Offer.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provide security holders of Fairmont with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

FORWARD-LOOKING STATEMENTS

        This Directors' Circular contains forward-looking information based on the best estimates of Fairmont of the current operating environment. These forward-looking statements are related to, but not limited to, Fairmont's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate,'' "believe,'' "expect,'' "plan,'' "guidance'' "judgement'' or similar words suggesting future outcomes. There is significant risk that Fairmont's predictions and other forward-looking statements will not prove to be accurate. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 46 of Fairmont's 2004 Annual Report in the section entitled "Risks and Uncertainties.'' Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by Fairmont. By its nature, Fairmont's forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: adverse factors generally encountered in the lodging industry; the risks associated with global events including war, terrorism, international conflicts and contagious illness outbreaks; the seasonality of Fairmont's business and operations; the risks associated with real estate investments; failure to obtain new or maintain existing management contracts; Fairmont's acquisition, expansion and development strategy being less successful than expected; Fairmont's ability to obtain capital to finance the growth of its business; debt financing risks; potential covenants in Fairmont's financing agreements limiting its discretion; the risks associated with potential liabilities arising from future claims against Fairmont; liquidity limitations; currency fluctuations; significant regulation of the lodging industry; the risks associated with environmental regulation; the impact of extreme weather conditions and natural disasters; significant competition; the potential negative effects of strikes and work stoppages; the risks associated with our internal control over financial reporting being considered ineffective by regulatory authorities; vacation ownership is subject to extensive regulation; and the inability of Fairmont to assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws. Fairmont disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. The Icahn Offer is subject to certain conditions set forth therein and no assurance can be given that it or any other acquisition of Fairmont will be completed.

OTHER MATTERS

        The principal office of Fairmont is located at Suite 1600, Canadian Pacific Tower, TD Centre, Toronto, Ontario, M5K 1B7 and the telephone number at such office is (416) 874-2600. The principal office of Icahn is located at 767 Fifth Avenue, 47th Floor, New York, New York, 10153.

        This document will be filed with the SEC as an exhibit to Fairmont's Solicitation/Recommendation Statement on Schedule 14D-9. Shareholders are advised to read the Directors' Circular and the Solicitation/Recommendation Statement on Schedule 14D-9 (including the other exhibits thereto) in their entirety because they contain important information. Copies of the Solicitation/Recommendation Statement on Schedule 14D-9 are, and any other documents filed by Fairmont in connection with the Icahn Offer will be available free of charge from the SEC's website of www.sec.gov or from the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

APPROVAL OF DIRECTORS' CIRCULAR

        The content of this Directors' Circular has been approved and the delivery thereof has been authorized by the Board of Directors.

CONSENT OF UBS SECURITIES LLC

        We hereby consent to the references to the opinion dated December 21, 2005 of our firm in the Chairman's letter attached to the circular of the Board of Directors of Fairmont Hotels & Resorts Inc. dated December 21, 2005 (the "Circular'') and under the captions "Summary'', "Background to the Offer'' and "Reasons for Rejection'' and to the inclusion of the foregoing opinion in the Circular. In providing such consent we do not intend that any persons other than the Special Committee or the Board of Directors rely upon such opinion.

Dated December 21, 2005.

(Signed) UBS SECURITIES LLC

CONSENT OF AVINGTON INTERNATIONAL

        We hereby consent to the references to the opinion dated December 21, 2005 of our firm in the Chairman's letter attached to the circular of the Board of Directors of Fairmont Hotels & Resorts Inc. dated December 21, 2005 (the "Circular'') and under the captions "Summary'', "Background to the Offer'' and "Reasons for Rejection'' and to the inclusion of the foregoing opinion in the Circular. In providing such consent we do not intend that any persons other than the Special Committee or the Board of Directors rely upon such opinion.

Dated December 21, 2005.

(Signed) AVINGTON INTERNATIONAL

CONSENT OF SCOTIA CAPITAL INC.

       We hereby consent to the references to the opinion dated December 21, 2005 of our firm in the Chairman's letter attached to the circular of the Board of Directors of Fairmont Hotels & Resorts Inc. dated December 21, 2005 (the "Circular'') and under the captions "Summary'', "Background to the Offer'' and "Reasons for Rejection'' and to the inclusion of the foregoing opinion in the Circular. In providing such consent we do not intend that any persons other than the Special Committee or the Board of Directors rely upon such opinion.

Dated December 21, 2005.

(Signed) SCOTIA CAPITAL INC.

CERTIFICATE

DATED: December 21, 2005

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Icahn Offer.

On behalf of the Board of Directors:
(Signed) PETER C. GODSOE	(Signed) JOHN L. SHARPE
Director	Director

SCHEDULE A - OPINION OF UBS SECURITIES LLC
UBS Securities LLC
299 Park Avenue
New York NY 10171

www.ubs.com

December 21, 2005

Special Committee of the Board of Directors
The Board of Directors
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower, Ste 1600
100 Wellington Street W.
Toronto, Ontario M5K 1B7, Canada

Dear Members of the Special Committee of the Board and Members of the Board:

        We understand that Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the "Offerors'' and, together with Icahn Offshore LP, CCI Offshore Corp., Icahn Onshore LP, CCI Onshore Corp. and Carl C. Icahn, "the Icahn Parties'') have commenced an offer to purchase up to 29,648,400 of the outstanding common shares (the "Company Shares'') of Fairmont Hotels & Resorts Inc. (the "Company''), along with the associated rights pertaining to such Company Shares under the Company shareholder rights plan, at a price of U.S.$40.00 in cash for each Company Share (the "Offer''), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase'') contained in the take-over bid circular (the "Circular'') of the Offerors dated December 9, 2005, and the related Letter of Transmittal (together with the Offer to Purchase and the Circular, the "Offer Documents''). The terms and conditions of the Offer are more fully set forth in the Offer Documents.

        You have asked for our opinion as to whether the Offer is adequate, from a financial point of view, to the holders of Company Shares other than the Icahn Parties (the "Public Shareholders'').

        UBS Securities LLC ("UBS'') has acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee'') and the Board of Directors in connection with the Offer and will receive a fee for its services, including a fee for the delivery of this opinion and fees that are contingent on a change of control of the Company or certain other events. In the past, UBS and its predecessors have provided, and UBS currently provides, investment banking services and other services (including participation in certain loan facilities) to the Company and certain affiliates of the Icahn Parties unrelated to the Offer, for which UBS and its affiliates have received, and may in the future receive, compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and the Icahn Parties or their respective affiliates and, accordingly, may at any time hold a long or short position in such securities.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the Company and not publicly available, including financial forecasts and estimates prepared by management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Offer with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Company Shares; (vii) reviewed the Circular; (viii) reviewed a draft of the Directors' Circular of the Company, dated December 21, 2005, relating to the Offer; (ix) taken into consideration that the Company has been recently solicited by, and has initiated contact with, a number of parties who have expressed an interest in exploring alternative transactions; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

A-1

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

        Senior officers of the Company have represented to us in a certificate delivered as of the date hereof, among other things, that (i) the information and data (the "Information'') provided to us by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates in connection with the Offer was, at the date such Information was prepared, and is complete, true and correct in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances under which such Information was prepared and that (ii) since the dates on which the Information was provided to us, except as disclosed to us, there have been no changes in material facts or new material facts.

        Our opinion is necessarily based on financial, monetary, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it. We do not assume any obligation to update, revise or reaffirm this opinion and we expressly disclaim any such obligation. Additionally, we do not express any opinion as to the prices at which Company Shares will trade at any time.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer is inadequate, from a financial point of view, to the Public Shareholders.

        Our opinion is solely for the use and benefit of the Special Committee and the Board of Directors of the Company and does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer.

Very truly yours,
(Signed) UBS SECURITIES LLC

A-2

SCHEDULE B - OPINION OF AVINGTON INTERNATIONAL

December 21, 2005

Special Committee of the Board of Directors
The Board of Directors
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower, Ste 1600
100 Wellington Street W.
Toronto, Ontario M5K 1B7, Canada

Dear Members of the Special Committee of the Board and Members of the Board:

        We understand that Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the "Offerors'' and, together with Icahn Offshore LP, CCI Offshore Corp., Icahn Onshore LP, CCI Onshore Corp. and Carl C. Icahn, "the Icahn Parties'') have commenced an offer to purchase up to 29,648,400 of the outstanding common shares (the "Company Shares'') of Fairmont Hotels & Resorts Inc. (the "Company''), along with the associated rights pertaining to such Company Shares under the Company shareholder rights plan, at a price of U.S.$40.00 in cash for each Company Share (the "Offer''), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase'') contained in the take-over bid circular (the "Circular'') of the Offerors dated December 9, 2005, and the related Letter of Transmittal (together with the Offer to Purchase and the Circular, the "Offer Documents''). The terms and conditions of the Offer are more fully set forth in the Offer Documents.

        You have asked for our opinion as to whether the Offer is adequate, from a financial point of view, to the holders of Company Shares other than the Icahn Parties (the "Public Shareholders'').

        Avington International ("Avington'') has acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee'') and the Board of Directors in connection with the Offer and will receive a fee for its services, including a fee for the delivery of this opinion and fees that are contingent on a change of control of the Company or certain other events. Avington has in the past provided, and may in the future provide, financial advisory and investment banking services to Fairmont. In the ordinary course of business, Avington, its successors and affiliates may hold or trade, for their own accounts, securities of the Company and Legacy Hotels Real Estate Investment Trust and the Icahn Parties and, accordingly, may at any time hold a long or short position in such securities.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the Company and not publicly available, including financial forecasts and estimates prepared by management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Offer with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Company Shares; (vii) reviewed the Circular; (viii) reviewed a draft of the Directors' Circular of the Company, dated December 21, 2005, relating to the Offer; (ix) taken into consideration that Fairmont has been recently solicited by and has initiated contact with numerous parties who have expressed an interest in exploring alternative transactions; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

Avington International
90 North Church Street, P.O. Box 10378 APO
Georgetown, Grand Cayman
Cayman Islands

B-1

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, nor have we been furnished with any such evaluation or appraisal. We have not prepared a formal valuation of the Company and have not been engaged to review any legal, tax or accounting aspects of the Offer. With respect to the financial forecasts and estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

        Senior officers of the Company have represented to Avington in a certificate delivered as of the date hereof, among other things, that (i) the information and data (the Information) provided to Avington by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates in connection with the Offer was, at the date such Information was prepared, and is complete, true and correct in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances under which such Information was prepared and that (ii) since the dates on which the Information was provided to Avington, except as disclosed to Avington, there have been no changes in material facts or new material facts.

        Our opinion is necessarily based on financial, monetary, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it. We do not assume any obligation to update, revise or reaffirm this opinion and we expressly disclaim any such obligation. Additionally, we do not express any opinion as to the prices at which Company Shares will trade at any time.

        Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Offer is inadequate, from a financial point of view, to the Public Shareholders.

        Our opinion is solely for the use and benefit of the Special Committee and the Board of Directors of the Company and does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer.

Very truly yours,

(Signed) AVINGTON INTERNATIONAL

B-2

SCHEDULE C - OPINION OF SCOTIA CAPITAL INC.
Scotia Capital Inc.
Scotia Plaza
40 King Street West
Box 4085, Station "A''
Toronto, Ontario
Canada M5W 2X5

December 21, 2005

Special Committee of the Board of Directors
The Board of Directors
Fairmont Hotels & Resorts Inc.
Canadian Pacific Tower, Ste 1600
100 Wellington Street W.
Toronto, Ontario M5K 1B7, Canada

Dear Members of the Special Committee of the Board and Members of the Board:

        We understand that Icahn Partners LP and Icahn Partners Master Fund LP (collectively, the "Offerors'' and, together with Icahn Offshore LP, CCI Offshore Corp., Icahn Onshore LP, CCI Onshore Corp. and Carl C. Icahn, "the Icahn Parties'') have commenced an offer to purchase up to 29,648,400 of the outstanding common shares (the "Company Shares'') of Fairmont Hotels & Resorts Inc. (the "Company''), along with the associated rights pertaining to such Company Shares under the Company shareholder rights plan, at a price of U.S.$40.00 in cash for each Company Share (the "Offer''), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase'') contained in the take-over bid circular (the "Circular'') of the Offerors dated December 9, 2005, and the related Letter of Transmittal (together with the Offer to Purchase and the Circular, the "Offer Documents''). The terms and conditions of the Offer are more fully set forth in the Offer Documents.

        You have asked for our opinion as to whether the Offer is adequate, from a financial point of view, to the holders of Company Shares other than the Icahn Parties (the "Public Shareholders'').

        Scotia Capital Inc. ("Scotia Capital'') has acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee'') and the Board of Directors in connection with the Offer and will receive a fee for its services, including a fee for the delivery of this opinion and fees that are contingent on a change of control of the Company or certain other events. Scotia Capital has a current lending position with both Fairmont and Legacy Hotels Real Estate Investment Trust ("Legacy'') and has, in the past provided and may in the future provide, traditional banking, financial advisory and investment banking services to Fairmont and/or Legacy. In the ordinary course of business, Scotia Capital, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Legacy and the Icahn Parties or their respective affiliates and, accordingly, may at any time hold a long or short position in such securities.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the Company and not publicly available, including financial forecasts and estimates prepared by management of the Company; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Offer with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Company Shares; (vii) reviewed the Circular; (viii) reviewed a draft of the Directors' Circular of the Company, dated December 21, 2005, relating to the Offer; (ix) taken into consideration that the Company has been recently solicited by and has initiated contact with, a number of parties who have expressed an interest in exploring alternative transactions; and (x) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

C-1

        In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or its subsidiaries, nor have we been furnished with any such evaluation or appraisal. We have not prepared a formal valuation of the Company and have not been engaged to review any legal, tax or accounting aspects of the Offer. With respect to the financial forecasts and estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

        Senior officers of the Company have represented to us in a certificate dated as of the date hereof, among other things, that (i) the information and data (the "Information'') provided to us by or on behalf of the Company in respect of the Company and its subsidiaries or affiliates in connection with the Offer was, at the date such Information was prepared, and is complete, true and correct in all material respects, and no additional material, data or information would be required to make the Information not misleading in light of the circumstances under which such Information was prepared and that (ii) since the dates on which the Information was provided to us, expect as disclosed to us, there have been no changes in material facts or new material facts.

        Our opinion is necessarily based on financial, monetary, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it. We do not assume any obligation to update, revise or reaffirm this opinion and we expressly disclaim any such obligation. Additionally, we do not express any opinion as to the prices at which Company Shares will trade at any time.

        Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Offer is inadequate, from a financial point of view, to the Public Shareholders.

        Our opinion is solely for the use and benefit of the Special Committee and the Board of Directors of the Company and does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer.

Very truly yours,
(Signed) SCOTIA CAPITAL INC.

C-2

SCHEDULE D - SUMMARY OF RIGHTS PLAN

        The following is a summary of the principal terms of the Rights Plan. This summary only includes the material terms and conditions of the Rights Plan and is qualified and is subject to the full terms and conditions of such agreement, a copy of which is publicly available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com.

        Effective Date - The Rights Plan took effect on October 1, 2001 (the "Effective Date of the Rights Plan'').

        Term - The Rights Plan is in effect until the end of the next annual meeting of shareholders of Fairmont unless the Rights Plan is reconfirmed at that meeting by the shareholders. If the Rights Plan is so reconfirmed, it will then need to be reconfirmed at each subsequent annual meeting. If the Rights Plan is not reconfirmed, it will terminate.

        Issue of Right - On the Effective Date of the Rights Plan, one right (a "Right'') was issued and attached to each outstanding Fairmont share. Each share of Fairmont issued subsequent to the Effective Date of the Rights Plan also has a Right attached to it.

        Rights Exercise Privilege - The Rights would have separated from the Fairmont shares and become exercisable ten trading days (the "Separation Time'') after Icahn made a public announcement of its intention to make the Icahn Offer. However, the Board of Directors has elected, in accordance with the terms of the Rights Plan, to defer the Separation Time until the earlier of (i) such date as may be determined by the Board of Directors or the Special Committee prior to the time any person becomes an Acquiring Person, or (ii) unless otherwise determined by the Special Committee, the day immediately prior to the date on which an Acquiring Person becomes such.

        Flip-in Event - The acquisition by any person (an "Acquiring Person'') of 20% of the Fairmont shares, other than by way of a Permitted Bid or a treasury issue, is referred to as a "Flip-in Event''. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right, other than those held by an Acquiring Person, will permit the purchase of Fairmont shares at a 50% discount to their market price by holders of Rights.

        Certificates and Transferability - Prior to the Separation Time, the Rights are evidenced by a legend imprinted on the Fairmont share certificates and are not transferable separately from the shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

        Permitted Bid Requirements - The requirements for a Permitted Bid include the following:

(i)     the take-over bid must be made by way of a take-over bid circular;

(ii)    the take-over bid must be made to all shareholders of Fairmont;

(iii)   the take-over bid must be outstanding for a minimum period of 60 days and shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60-day period and only if at such time more than 50% of the shares of Fairmont held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Shareholders''), have been tendered to the take-over bid and not withdrawn; and

(iv)   if more than 50% of the shares held by Independent Shareholders are tendered to the take-over bid within the 60-day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of shares for not less than ten business days from the date of such public announcement.

        The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid'') to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

        Waiver - The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition'') where the take-over bid is made by a take-over bid circular to all holders of shares of Fairmont. Where the board exercises the waiver power for one takeover bid, the waiver will also apply to any other take-over bid for Fairmont made by a take-over bid circular to all holders of shares prior to the expiry of any other bid for which the Rights Plan has been waived.

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        Redemption - The Board, with the approval of a majority of the votes cast by shareholders (or holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

        Amendment - The Board may amend the Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

        Board of Directors - The Rights Plan does not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of Fairmont. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

        Exemptions for Investment Advisors - Investment advisors (for fully-managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the shares of Fairmont are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

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ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED
TO THE INFORMATION AGENT:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-334-3399